Exhibit 17.1

To the Board of Directors

Liberty Tax Service

March 19 2018

Please be advised that I have decided to modify my resignation date of March 21 2018 from the Liberty Tax Board of Directors, as originally proposed in my letter to the Board dated February 21 2018. After participating in the Committee and Board meetings of this past week, and learning of the extension of time granted for Liberty Tax to regain compliance with Nasdaq’s listing rules, it has become clear to me that I can best serve the interests of the company and all shareholders by remaining on the board until such time as a Special Meeting of Shareholders is called and a slate of new Class A directors are duly elected. My initial letter of resignation dated February 21 2018 is hereby incorporated herein by reference and stands in its entirety.

Respectfully

/s/ Ross Longfield

Ross Longfield